NEWS RELEASE TRANSMITTED BY Marketwire
FOR: CANADIAN SUPERIOR ENERGY INC.

TSX SYMBOL: SNG
AMEX SYMBOL: SNG

Canadian Superior's Chairman Greg Noval to Play Bigger Role at Canadian Superior

JUN 26, 2007 - 15:48 ET

CALGARY, ALBERTA--(Marketwire - June 26, 2007) - Canadian Superior Energy Inc. ("Canadian Superior") (the "Company") (TSX:SNG)(AMEX:SNG) is pleased to announce that Greg Noval, founder, Chairman and Chief Executive Officer is assuming the new position of Executive Chairman of Canadian Superior to be able to focus and concentrate on the bigger, major, issues going forward at the Company and to diversify some of his previous day to day workload at Canadian Superior.

Mr. Noval said in Calgary today, "We have developed a tremendous team of individuals at Canadian Superior and my duties and roles at the Company have expanded immensely, and as we have grown it is now fundamental that one individual focuses fulltime on the bigger issues going forward for Canadian Superior. These include developing our major projects in Trinidad, Liquefied Natural Gas (LNG) Projects and other foreign projects we are working on, our large offshore Nova Scotia holdings and expanding our focus and presence in the Foothills of Alberta to create long term value for our shareholders. Also, I will be working on major financing projects and with our large institutional shareholders and supporters who we are very fortunate to have. Mike Coolen, our current President, is assuming the position of Chief Executive Officer of the Company. Mike has earned this role over several years with Canadian Superior and previous to that with Mobil Oil Canada ('Mobil') in various senior positions over his 20 year career with Mobil."

Canadian Superior is a Calgary, Alberta, Canada based oil and gas exploration and production company with operations Offshore Trinidad and Tobago, Offshore Nova Scotia, Canada and in Western Canada. See Canadian Superior's website at www.cansup.com to review Canadian Superior's operations Offshore Trinidad, in Western Canada and its Offshore Nova Scotia interests. Canadian Superior has approximately 20,000 shareholders worldwide, including some of the top institutional shareholders in North America.

This news release contains forward-looking information, including estimates, projections, interpretations, prognoses and other information that may or relates to future production, project start-ups and future capital spending. Actual results, estimates, projections, interpretations, prognoses and/or estimated results could differ materially due to changes in project schedules, operating performance, demand for oil and gas, commercial negotiations or other technical and economic factors or revisions.

Statements contained in this news release relating to future results, events and expectations are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements involve known and unknown risks, uncertainties, scheduling, re-scheduling and other factors which may cause the actual results, performance, estimates, projections, interpretations, prognoses, schedules or achievements of the Corporation, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such statements. Such factors include, among others, those described in the Corporation's annual report on Form 40-F on file with the U.S. Securities and Exchange Commission.

FOR FURTHER INFORMATION PLEASE CONTACT:

Canadian Superior Energy Inc.
Mike Coolen
(403) 294-1411
(403) 216-2374 (FAX)

or

Canadian Superior Energy Inc.
Suite 2700, 605 - 5th Avenue S.W.
Calgary, Alberta, Canada T2P 3H5
(403) 294-1411
(403) 216-2374 (FAX)
Website: www.cansup.com